Ginjan Bros, LLC (the "Company") a New York Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ginjan Bros, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 13, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	8,838	445,325
Accounts Receivable	16,574	17,205
Other	3,700	3,700
Total Current Assets	29,112	466,230
Non-current Assets		
Tools, Equipment, Furniture, & Vehicle, net of Accumulated Depreciation	61,439	52,451
Right Of Use Asset: Buildings	212,859	390,036
Intangible Assets: Licenses and IP	4,194	4,194
Loan Receivable	75,000	50,000
Total Non-Current Assets	353,491	496,680
TOTAL ASSETS	382,603	962,911
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	66,857	76,521
Short-Term Lease Liability	126,307	181,214
Notes Payable	119,213	35,778
Notes Payable - Related Parties	74,451	4,951
Convertible Notes	630,614	636,106
Accrued Interest	243,363	156,222
Taxes Payable	77,153	38,285
Total Current Liabilities	1,337,958	1,129,079
Long-term Liabilities		
Notes Payable	114,252	150,023
Long-Term Lease Liability	98,313	224,620
Future Equity Obligations	537,772	537,772
Future Equity Obligations - Related Parties	160,000	160,000
Total Long-Term Liabilities	910,337	1,072,415
TOTAL LIABILITIES	2,248,294	2,201,494
EQUITY		
Member's Equity	(1,865,692)	(1,238,583)
Total Equity	(1,865,692)	(1,238,583)
TOTAL LIABILITIES AND EQUITY	382,603	962,911

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	634,684	1,726,461
Cost of Revenue	383,702	1,564,391
Gross Profit	250,982	162,071
Operating Expenses		
Advertising and Marketing	4,357	971
General and Administrative	660,256	713,610
Research and Development	8,036	5,927
Rent and Lease	141,667	159,301
Depreciation	2,813	48,406
Total Operating Expenses	817,130	928,215
Operating Income (loss)	(566,149)	(766,144)
Other Income		
Other	32,384	10,132
Total Other Income	32,384	10,132
Other Expense		
Interest Expense	88,268	40,274
Total Other Expense	88,268	40,274
Earnings Before Income Taxes	(622,033)	(796,286)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(622,033)	(796,286)

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2022	19,532	(320,613)	(301,080)
Capital Distributions	(141,216)	-	(141,216)
Net Income (Loss)	-	(796,286)	(796,286)
Ending Balance 12/31/2022	(121,684)	(1,116,899)	(1,238,583)
Capital Distributions	(5,076)	-	(5,076)
Net Income (Loss)	-	(622,033)	(622,033)
Ending Balance 12/31/2023	(126,760)	(1,738,932)	(1,865,691)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(622,033)	(796,286)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,813	48,406
Accounts Payable and Accrued Expenses	(69,192)	(23,591)
Taxes Payable	38,868	13,576
Accrued Interest	87,140	40,274
Accounts Receivable	631	(12,647)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	60,260	66,018
Net Cash provided by (used in) Operating Activities	(561,773)	(730,268)
INVESTING ACTIVITIES		
Tools, Equipment, Furniture, & Vehicle	(11,801)	(84,787)
Loan Receivable	25,000	50,000
Net Cash provided by (used by) Investing Activities	13,199	(34,787)
FINANCING ACTIVITIES		
Capital Distributions	(5,076)	(141,216)
Proceeds from Issuance of Notes Payable	47,663	71,984
Proceeds from Issuance of Notes Payable - Related Parties	69,500	-
Proceeds from Convertible Notes	-	495,244
Proceeds from Future Equity Obligations	-	242,772
Net Cash provided by (used in) Financing Activities	112,087	668,784
Cash at the beginning of period	445,325	541,598
Net Cash increase (decrease) for period	(436,487)	(96,272)
Cash at end of period	8,838	445,325

Ginjan Bros, LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ginjan Bros, LLC ("the Company") was formed in New York on June 29th, 2015. The Company primarily earns revenue through their cafés located in New York as well as via online sales.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue is recognized at the point of sale with payment in full prior to the Company's performance obligation. The Company's performance obligation is satisfied once the food has been produced and delivered to the customer.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Tools, Equipment, Furniture, & Vehicles	5	81,525	(20,086)	-	61,439
Grand Total	-	81,525	(20,086)	-	61,439

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Loan Receivable

The Company loaned $50,000 in 2022 and an additional $25,000 in 2023 to a related party. The loan does not accrue interest and is due on demand. The balance of the loan receivable was $75,000 as of December 31st, 2023.

Notes Payable and SAFE Agreements

A related party loaned the Company $59,500 in 2023. The loan does not accrue interest and is due on demand. The balance of the loan was $59,500 as of December 31st, 2023. The loan increased to $99,500 in 2024.

A related party loaned the Company $10,000 in 2023. The loan does not accrue interest and is due on demand. The balance of the loan was $10,000 as of December 31st, 2023.

A related party loaned the Company $4,951. The loan does not accrue interest and is due on demand. The balance of the loan was $4,951 as of December 31st, 2023.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with related parties totaling $160,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The valuation caps of the agreements entered were $1.25M – 10M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

<u>Rent and Lease</u>

In 2019, the Company entered into a lease agreement for a 1,250 square feet rentable floor area and a portion of the basement consisting of 650 square feet rentable floor area in a building located at 81 East 125th Street, New York, New York 10035. The lease contains a 5 year term ending in 2024 and consisting of monthly rent payments of $3,125 in year 1, $6,250 in year 2, $9,375 in year 3, $10,417 in year 4, and $12,500 in year 5.

In 2021, the Company entered into a lease agreement for space in a building located at 333 Nostrand Avenue, Unit COM 1, Brooklyn, New York. The lease contains a 5-year term ending in 2025 and consists of monthly rent payments of $4,500 in year 1 and then increases every year by 2%.

The Company recognized a right of use asset of $212,859 and a total lease liability of $224,620 as of December 31st, 2023, related to these leases.

FASB ASC 842 Footnote

Lease expense	Year Ending 2023-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	377,641
Short-term lease expense *	
Variable lease expense	-
Sublease income *	
Total	377,641

Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	365,880
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	560,947
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	2
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	3.75%

Maturity Analysis	Finance	Operating
2024-12	-	131,463
2025-12	-	57,588
2026-12	-	43,839
2027-12	-	-
2028-12	-	-
Thereafter	-	-
Total undiscounted cash flows	-	232,890
Less: present value discount	-	(8,270)
Total lease liabilities	-	224,620

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a loan agreement for which they received $65,000 and are required to repay $73,710. The loan contains a repayment rate of 19% and a maturity date in January of 2025. The balance of the loan was $25,179 as of December 31st, 2023. The Company entered into another loan agreement with the same party for which they received $8,950 and are required to repay $10,306. The loan contains a repayment rate of 17.25% and a maturity date in March of 2025. The balance of the loan was $1,531 as of December 31st, 2023, and was fully repaid in 2024.

The Company entered into a loan agreement for which they received $11,000 and are required to repay $12,430. The loan contains an APR of 15.16% with estimated daily payments of $39.71 per day. The loan matures in 2024. The balance of the loan was $7,125 as of December 31st, 2023.

In 2020, the Company entered into an SBA loan agreement for which they received $65,000. The loan accrued interest of 3.75% and contains a maturity date in 2050. The balance of the loan was $60,547 as of December 31st, 2023.

The Company entered into a loan agreement for which they received $60,000 and are required to repay $77,220. The loan contains weekly payments of $1,485 and has a maturity date in 2024. The balance of the loan was $49,605 as of December 31st, 2023.

The Company entered into a car loan agreement for which they received $34,136 in 2022. The balance of the loan was $16,670 as of December 31st, 2023. The Company's monthly payments are approximately $572 until the loan is fully paid by 2027.

The Company entered into a loan agreement for which they received $100,000 in 2022. The loan accrues interest at 9.2%. The balance of the loan was $72,806 as of December 31st, 2023. The Company is making monthly payments of $2,092 until the loan is fully paid off by 2027.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6%. The notes are convertible into shares of the Company's common stock at a 15% discount during a change of control or qualified financing event.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The valuation caps of the agreements entered were $1.25M – 10M.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate/Loan Fee	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payables - Related Parties	74,451	None	Due on Demand	74,451	-	74,451	-	4,951	-	4,951	-
Notes Payable 1	65,000	19,016	2024	26,711	-	26,711	19,016	-	-	-	-
Notes Payable 2	11,000	1,430	2024	7,125	-	7,125	1,430	-	-	-	-
Notes Payable 3	65,000	3.75%	2050	3,804	56,743	60,547	7,313	4,353	60,547	64,900	4,875
Notes Payable 4	60,000	17,220	2024	49,605	-	49,605	17,220	-	-	-	-
Notes Payable 5	34,136	None	2027	6,864	9,806	16,670	-	6,323	16,670	22,993	-
Notes Payable 6	100,000	9.2%	2027	25,104	47,702	72,806	9,200	25,102	72,806	97,908	-
Convertible Notes	630,614	6%	Upon change of control or qualified financing event.	630,614	-	630,614	189,184	636,106	-	636,106	151,347
Total				**824,277**	**114,251**	**938,529**	**243,363**	**676,835**	**150,023**	**826,858**	**156,222**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	824,277
2025	35,772
2026	29,344
2027	3,804

2028	3,804
Thereafter	41,527

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 13, 2024, the date these financial statements were available to be issued.

The related party loan totaling $59,500 as of December 31st, 2023, increased to $99,500.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations totaling $300,000. The interest on the notes were 6%. The notes are convertible into shares of the Company's common stock at a 15% discount during a change of control or qualified financing event.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.